Exhibit 4.1

ASSET PURCHASE AGREEMENT

among

EURONET WORLDWIDE, INC.

AUSTIN INTERNATIONAL MARKETING AND INVESTMENTS, INC.

and

JOSEPH P. BODINE AND DAVID HAWKINS

Dated: August 23, 2003

TABLE OF CONTENTS

i

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made as of August 23, 2003, among:

EURONET WORLDWIDE, INC., a Delaware corporation (the “Buyer”) whose principal place of business is at 4601 College Boulevard, 66211 Leawood, Kansas 66211;

Austin International Marketing and Investments, Inc., a Kansas corporation, located at 7009 West 81st, Suite 101, Overland Park, Kansas 66204 (the “Seller”); and

Joseph P. Bodine, residing at 4314 W. 112th Terrace, Leawood, Kansas 66211, and David Hawkins, residing at 816 Wagon Knob Road, Odessa, Missouri 64076 (Mr. Bodine and Mr. Hawkins are collectively referred to herein as the “Shareholders”.)

WHEREAS:

A. Seller is engaged in the Business, as defined on Schedule 1 to this Agreement, and desires to transfer to Buyer the Business and all of its properties and assets related to such Business; and

B. Buyer desires to acquire such Business, properties and assets, all upon the terms and conditions set forth herein;

C. Certain capitalized terms used herein but not defined elsewhere in this Agreement are defined in Schedule 1 hereof.

IN CONSIDERATION of the mutual covenants, agreements, representations and warranties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agrees as follows:

1. PURCHASE AND SALE OF ASSETS

1.1.	Purchase and Sale. On the terms and subject to the conditions of this Agreement, Seller will, at Closing, sell, convey, transfer, assign and deliver to Buyer, and Buyer will purchase and acquire from Seller, free and clear of all liens (except for Permitted Liens), the entire right, title and interest in and to the following assets (“collectively, the “Assets”):

1.1.1.	Personal Property. All furniture, computers, printers, software, files, books, records, tools, supplies, equipment, furnishings, and all other tangible personal property owned by Seller or used in the Business as of the date hereof or acquired for use in the Business by Seller between the date hereof and the Closing, including the items described in Schedule 1.1.1 (the “Personal Property”).

1.1.2.	Inventory. All inventory and supplies (the “Inventory”) owned by Seller in the Business as of the Closing, including the PIN, card, and signage inventory described in Schedule 1.1.2.

1.1.3.	Contract Rights. All Contracts, as defined in Section 2.13, that are assignable to Buyer without consent or for which consent to assignment to Buyer has been obtained on or before the Closing (the “Transferred Contracts”).

1.1.4.	Accounts Receivable. All accounts receivable (the “Receivables”) of Seller outstanding as of the Closing, including those receivables listed on Schedule 1.1.4.

1.1.5.	Permits. All Permits that are assignable to Buyer.

1.1.6.	Records. All of Seller’s documents, records, files and reports, whether written, printed or electronically stored, related to the Business or the Assets.

1.1.7.	Certain Claims. All of Seller’s rights and incidents of interest in and to causes of action, suits, proceedings, judgments, claims and demands of any nature, whenever maturing or asserted, relating to or arising directly or indirectly out of the Assets or the Business, including all interests in and rights to claims under insurance policies and insurance contracts and claims thereunder.

1.1.8.	Intangible Assets. All goodwill of Seller associated with the Business, all Intellectual Property Rights owned or used by Seller, including the trade name “Austin International Marketing and Investments, Inc.”, all telephone listings and telephone numbers, all lists of customers, files, books and records and other information relating to the day to day carrying on of the Business by Seller, and all other rights used by Seller in connection with the Business (collectively, the “Goodwill”).

1.2.	Excluded Assets. Notwithstanding the Assets described in Section 1.1, the properties, assets, rights and interests owned by Seller and listed on Schedule 1.2 (collectively, the “Excluded Assets”) will be retained by Seller and will not be included in the Assets transferred to Buyer at the Closing.

1.3.	Liabilities. Subject to the terms and conditions of this Agreement, Buyer will, as of the Closing Date, assume and agree to discharge only those unpaid obligations and liabilities and trade payables included in the Seller’s Financial Statements attached hereto as Schedule 2.17.1 and all liabilities and obligations arising after the date hereof with respect to any Contracts transferred to Seller in accordance with this Agreement.

1.4.	Payment of Purchase Price. Buyer will pay the purchase price for the Assets as provided in Schedule 1.4 (the “Purchase Price”). Notwithstanding any provision to the contrary, the payment of the Purchase Price shall not, in any way, be contingent upon either of the Shareholders’ employment or affiliation with Buyer.

2. REPRESENTATIONS AND WARRANTIES OF SELLER

Seller and the Shareholders, jointly and severally, hereby represent and warrant to Buyer as follows, and acknowledge and confirm that Buyer is relying upon such warranties and representations in connections with the purchase of the Assets.

2.1.	Organization, Power and Authority. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Kansas, and has the power and authority to own, operate and lease its properties and carry on the Business as it is presently being conducted. Except for such lack of qualification that will not have a Material Adverse Effect on the Business, the Seller is duly qualified and licensed to transaction business in each jurisdiction in which the nature of the Business or the location of its properties makes such qualification or licensing necessary.

2.2.	Validity of Agreement. Seller has the authority to execute and deliver this Agreement and the other agreements, documents and instruments entered into or to be entered into by Seller in connection with this Agreement (this Agreement, together with such other agreements, documents and instruments required to be entered into by Seller by this Agreement being herein referred to collectively as the “Seller’s Agreements”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby without the necessity of any act or Consent of any other Person. The Seller’s Agreements constitute, or will, when executed and delivered, constitute the valid and legally biding obligations of Seller and the Shareholders, enforceable against the Seller and/or the Shareholders in accordance with their terms.

2.3.

Conflicts and Defaults. Except as set forth on Schedule 2.3, neither the execution and delivery of Seller’s Agreements by Seller, nor the performance by Seller of the transactions contemplated hereby will (i) violate or conflict with any of the terms of the Articles of Incorporation or Bylaws of Seller or any provision thereof; (ii) violate or constitute an occurrence of default under any provision of, or conflict with, or result in acceleration of default under, or give rise to a right by any party to terminate its obligations under, any contract, sales commitment, license, permit, purchase order, security agreement, mortgage, conveyance to secure debt, note, deed, loan, Lien, lease, agreement, instrument, order, judgment, decree or other arrangement by which any of the Assets are affected; (iii) result in the creation or imposition of any Liens in favor of any third Person upon any of the Assets; or (iv) result in the violation or breach of or conflict with any Law applicable to Seller or any of the Assets, except such violations or conflicts as do not have a Material Adverse Affect. Seller is not in violation of its Articles of Incorporation or Bylaws and, to Seller’s knowledge, except as set forth on Schedule 2.3, Seller is not in violation of or default under any provision of any contract, Permit, order, judgment, decree to which Seller is a party or is bound or by which any of the Assets are affected which would have a Material Adverse Effect, and to Seller’s and Shareholders’ knowledge there exists no condition or event which, after notice or lapse of time or both, would result in any such violation or default.

2.4.	Ownership of Assets and Leases; Condition. At the Closing Seller will have good and marketable title to or a valid and enforceable leasehold interest in, as the case may be, the Assets, free and clear of any Liens, except for Liens expressly set forth in the Contracts (“Permitted Liens”). Except in connection with this Agreement, no person has any right to acquire the Assets or any portion thereof. Since the Balance Sheet Date, none of the Assets have been materially and adversely affected in any way as a result of any casualty, whether or not covered by insurance.

2.5.	Real Property. Schedule 2.5 constitutes a complete and correct list of all Real Property that was leased or used in the Business by Seller.

2.6.	Licenses and Permits. To Seller’s and Shareholders’ knowledge, Schedule 2.6 sets forth a correct and complete list of all Permits required for the conduct of the Business immediately prior to the Closing under any applicable Law. To Seller’s knowledge, Seller is in compliance with all of the material terms and conditions of the Permits.

2.7.	Nondisclosure and Non-competition Agreements. Except as set forth on Schedule 2.7, Seller is not a party to or bound by any nondisclosure, know-how or other similar technology agreement relating to the Business, nor is Seller a party to any non-competition agreement or covenant, or any similar agreement relating to the Business.

2.8.	Labor Relations. Seller is not a party to any collective bargaining or union contract and to Seller’s knowledge there is no current union organization effort with respect to Seller’s employees. During the most recent two-year period, Seller has not received any notice of, and there have not been, any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any of Seller’s employees.

2.9.	Employees and Employee Plans.

2.9.1.	Schedule 2.9.1 lists (i) all employees of Seller and their respective starting dates, current titles, current rates of pay and benefits and (ii) all Employee Plans.

2.9.2.	Neither Seller nor the Shareholders have taken any action directly or indirectly to obligate Seller to adopt any additional Employee Plans. True, correct and complete copies of all written Employee Plans and related documents, including amendments thereto, any related trust agreements, any documents setting out Seller’s employee policies and procedures, any insurance contracts under which benefits are provided, as currently in effect, and descriptions of any such plan that is not written, have been supplied to Buyer.

2.9.3.	Seller has fulfilled its obligations, to the extent applicable, under the minimum funding requirements of Section 302 of ERISA and Section 412 of the Code, with respect to each “employee plan” (as defined in Section 3(2) of ERISA) set forth in Schedule 2.9.1. To Seller’s knowledge, each Employee Plan is in compliance with and has been administered in all respects consistent with, the presently applicable provisions of ERISA, the Code and other applicable Laws. Seller has made all payments to all Employee Plans as required by the terms of each such plan in accordance, if applicable, with the actuarial and funding assumptions in effect as of the most recent actuarial valuations of such plans. Seller has funded or will fund each Employee Plan attributable to it in accordance with the terms thereof through Closing, including payment of applicable premiums on any insurance contract funding an Employee Plan for coverage provided through Closing. To the extent that any annual contribution for the current year is not yet required for any Employee Plan as of the Closing Date, Seller will make a pro rata contribution to such plan for the period ended at the Closing Date or said contribution will be accrued on the closing balance sheet.

2.9.4.	To Seller’s knowledge, no “prohibited transaction”, as defined in Section 406 of ERISA and Section 4975 of the Code, has occurred in respect of any such Employee Plan, and no civil or criminal action brought pursuant to Part 5 of Title I of ERISA is pending or to Seller’s knowledge threatened in writing or orally against any fiduciary of any such plan.

2.10.	Litigation.

2.10.1.

Except as set forth on Schedule 2.10.1, no litigation, action, suit, judgment, investigation, claim or proceeding is pending or to Seller’s knowledge threatened against Seller or the Assets, either at Law or in equity, before any Governmental Authority or any arbitration panel. To

Seller’s knowledge, there are no facts or circumstances or other events which have occurred that reasonably can be expected to give rise to any such litigation.

2.10.2.	There are no obligations or restrictions imposed on Seller, Seller’s conduct of the Business or the Assets as a result of any litigation involving Seller or the Assets.

2.11.	Tax.

2.11.1.	Except as set forth on Schedule 2.11.1, Seller has, as of the date hereof, correctly and properly prepared, and will prior to Closing have duly and timely filed, all Tax Returns required to be filed by it prior to such dates and has timely paid, or will prior to Closing timely pay, all Taxes shown as due on such returns and reports, including all withholding or other payroll related taxes shown on such returns and reports. No assessments or notices of deficiency or other communications have been received by Seller with respect to any such Tax Return which has not been paid in full, completely discharged or fully reserved in the Seller Financial Statements. There are no agreements between Seller and any Governmental Authority, including the Internal Revenue Service, waiving or extending any statute of limitations for assessment or collection with respect to any Tax Return which Seller has filed.

2.11.2.	Except as set forth on Schedule 2.11.2, Seller (i) has timely withheld proper and correct amounts in compliance with the Tax withholding provisions of all applicable Laws for all compensation paid to Seller’s officers and employees, (ii) has correctly and properly prepared and duly and timely filed all returns and reports relating to those amounts withheld from its officers and employees and to its employer liability for employment Taxes under the Code and applicable state and local Laws and (iii) has duly and timely paid and remitted to the appropriate Governmental Authorities the amounts withheld from its officers and employees and any additional amounts that represent its employer liability under applicable Law for employment Taxes, except where the failure to take any of the above actions could not reasonably be expected to have a Material Adverse Effect.

2.11.3.	No issue has been raised by the Internal Revenue Service or any state or local Governmental Authority in connection with any audit of Tax Returns or reports which Seller has filed that will have, or can be expected to have, a Material Adverse Effect.

2.11.4.	The Seller Financial Statements include for all periods up to and including the Closing Date, adequate provision for all unpaid applicable Taxes hereof relating to Seller.

2.11.5.	Seller is not a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code.

2.11.6.	Seller is not a party to any tax sharing agreement.

2.12.	Compliance with Laws. Except as set forth on Schedule 2.12, to Seller’s knowledge Seller has complied with all Laws, except where the failure of Seller to comply could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Seller’s knowledge, no fact, circumstance, condition or situation exists which, after notice or lapse of time or both, would constitute noncompliance by Seller (except where such noncompliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect) or give rise to any future liability of Seller with respect to any Laws heretofore or currently in effect. Seller is not required to make any unusual expenditure to achieve or maintain compliance with any Laws. Seller has not received notice of any violation of any Law, or any potential liability under any Law, nor is Seller aware of any such violation. Except as set forth on Schedule 2.12, to the knowledge of Seller, there is not any present requirement of any applicable Law which is due to be imposed on Seller or the Assets that is reasonably likely to increase the cost of complying with such Laws.

2.13.	Contracts. Schedules 2.13 (a), (b) and (c) to this Agreement constitute a complete and accurate list of each contract, lease, agreement, engagement or commitment, whether oral or written, express or implied relating to the Business, to which Seller is a party by which Seller or any of the Assets is bound (the “Contracts”). Schedule 2.13(a) includes a complete and accurate list of all carriers or providers of wireless or land based telecommunications services from which Seller has purchased the Products or other telecommunications time or services (“Telecom Carriers”), together with a list of all contracts or amendments thereto that have been entered into between such Telecom Carriers and Seller. Schedule 2.13(b) constitutes a complete and accurate list of all persons or entities acting as resellers of telecommunications services, and includes a complete and accurate list of (i) all ISOs, agents or distributors who are promoting the sale of the Products or are commissioned based on the sales of the Products, including all undocumented relationships with agents and distributors (“Undocumented Agency Relationships”); and (ii) all merchants or retailers offering the Products for sale, including those operating POS terminals. Schedule 2.13(c) is a complete and accurate list of all other contracts entered into by Seller or the Shareholders in connection with the Business. In each case, Schedule 2.13 indicates the name and address of the contracted party and identifies the type of contract concerned. Seller has delivered or made available to Buyer complete copies of all Contracts and all modifications or amendments thereto.

2.14.	Consents. The parties acknowledge that many of the Contracts require consent of the other contracting party prior to an assignment or transfer thereof and that consents, in many cases, will not be obtained. Buyer and (subject to the terms of Section 4.1) Seller will continue to attempt to obtain consents to assignment for all of the Contracts following the Closing.

2.15.	Brokers, Finders and Agents. Seller is not directly or indirectly obligated to anyone acting as an agent, broker, finder or in any other similar capacity in connection with this Agreement or Seller’s Agreements or the transactions contemplated hereby or thereby.

2.16.	Insurance. Schedule 2.16 to this Agreement constitutes a full and complete list of all insurance policies maintained by Seller with respect to the Assets. All such policies are in full force and effect and, to Seller’s knowledge, no event has occurred that would give any insurance carrier a right to terminate any such policy. All premiums due on such policies have been paid in full.

2.17.	Financial Matters and Liabilities of Seller.

2.17.1.	Schedule 2.17.1 to this Agreement contains true, correct and complete copies of Seller’s balance sheets as of July 31, 2003, and the related statements of earnings and retained earnings (the “Seller Financial Statements”). The Seller Financial Statements are complete, have been prepared in accordance with Seller’s normal practices, fully and properly reflect all transactions of the Seller, fairly present the financial condition of Seller as of the respective dates thereof and disclose all known liabilities of Seller, whether absolute, contingent, accrued or otherwise, existing as of the date thereof.

2.17.2.	Seller has, and the Business is subject to, no liability or obligation (whether accrued, absolute, contingent or otherwise), except for (a) the liabilities and obligations which are disclosed or reserved against in the Seller Financial Statements to the extent and in the amounts so disclosed or reserved against, and (b) liabilities incurred or accrued in the Ordinary Course since the Balance Sheet Date.

2.17.3.	Since the Balance Sheet Date, except for the payment of available cash to the Shareholders at or prior to Closing, there has not been (i) any Material Adverse Change in Seller’s financial condition or the financial condition, (ii) any sale or transfer of any assets or properties except in the Ordinary Course with suitable replacements therefor, or (iii) capital expenditures by Seller involving payment in the aggregate in excess of $5,000.

2.17.4.

The Financial Projections referred to in Schedule 2.17.4 reflect Seller’s good faith estimate of the future financial performance of Seller. To the knowledge of Seller, except as disclosed in the Financial Projections or any commentary thereto furnished by Seller, there are no market or business conditions or developments relating to the Business that could reasonably be expected in the future to have a Material Adverse Effect.

2.18.	Accounts Payable. All the accounts payable of the Business reflect actual transactions and have been incurred by Seller in the Ordinary Course.

2.19.	Accounts Receivable. All the Receivables will reflect actual transactions, have arisen from bona fide transactions in the Ordinary Course and are not subject to any material setoff or counterclaim.

2.20.	Intellectual Property.

2.20.1.	The Intellectual Property Rights constitute the only intellectual property rights used by Seller in connection with the conduct of the Business.

2.20.2.	Seller has no patents, registered copyrights or registered trademarks, trade names or service marks or applications therefor.

2.20.3.	Except as set forth on Schedule 2.20.3, Seller owns and has the exclusive right to use and sell, transfer and convey to Buyer the Intellectual Property Rights free and clear of all Liens and free from any past, present or future royalty payments, license fees, charges or other payments, conditions or restrictions.

2.20.4.	To the best knowledge of Seller, except as set forth in Schedule 2.20.4, there is no unresolved claim or demand by any third party asserting a conflict with the rights of others in connection with Seller’s use of any of the Intellectual Property Rights in connection with the conduct of the Business, except inconsequential claims or demands that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.20.5.	Except as set forth on Schedule 2.20.5, to the knowledge of Seller the conduct by Seller of the Business does not infringe upon and no claim or allegation has been made that the conduct of the Business infringes upon any trademark, trade name, service mark, patent, invention, know-how, copyright, confidential business information, trade secret, proprietary information, industrial design, drawing, process, or formula owned or licensed by any third party.

2.21.	Customers and Suppliers. Schedule 2.21 lists the material customers and suppliers of the Business as of the Balance Sheet Date, and there has been no termination or cancellation of, and no material modification or material change in, Seller’s business relationship with any material customer or group of customers or suppliers.

2.22.	Operation of Business. Except for the distribution of cash to Shareholders at or prior to Closing, since the Balance Sheet Date the Seller has conducted the Business in the Ordinary Course (as defined herein) and has not engaged in any action that would have violated Section 4.6 hereof had such Section applied to the Seller during such time period.

2.23.	Disclosure. This Agreement and the Schedules hereto disclose all facts material to Seller and the Assets. Neither this Agreement nor any other certificate, financial statement or other document delivered to Buyer in connection therewith contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements and facts contained therein, in light of the circumstances in which they were or are made, not false or misleading. Any disclosure made in any Schedule hereto shall be deemed to be made in any other Schedule where applicable.

2.24.	Accuracy. The representations and warranties of Seller set forth in this Agreement are true and correct on the date of this Agreement and will be true and correct as of the Closing (with the same force and effect as if such representations and warranties were made anew at and as of the Closing).

3. REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

3.1.	Organization, Power and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as presently being conducted.

3.2.	Validity of Agreement. This Agreement, together with the other agreements, documents and instruments required to be entered into by Buyer by this Agreement (collectively, “Buyer Agreements”), will, when executed and delivered by Buyer, constitute the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms. The Buyer has the corporate power and authority to enter into the Buyer Agreements and to undertake and perform fully the transactions contemplated hereby and thereby.

3.3.	Conflicts and Defaults. Neither the execution and delivery of the Buyer Agreements by Buyer nor the performance by Buyer of the transactions contemplated hereby or thereby will violate or conflict with any of the terms of the Articles of Incorporation or Bylaws of Buyer or any provisions thereof.

3.4.	Capitalization of Buyer. The authorized capital stock of Buyer consists of (i) sixty million (60,000,000) shares of common stock, $0.02 par value per share (“Common Stock”), of which, as of June 30, 2003, approximately 26,681,768 were outstanding, and (ii) ten million (10,000,000) shares of preferred stock, $1.00 par value per share, none of which are outstanding. All of the outstanding shares of Common Stock have been validly issued and are fully paid, nonassessable and not subject to any preemptive rights, and all shares of Common Stock issued pursuant to this Agreement will be, when issued, duly authorized and validly issued, fully paid, nonassessable and not subject to any preemptive rights. All of the outstanding shares of Common Stock and options and warrants to purchase shares of Common Stock (collectively, “Buyer Securities”) were issued in compliance with the Securities Act and applicable state securities laws. There are no stockholder agreements, voting trusts or other arrangements or understandings to which Buyer is a party or by which it or the Buyer’s Board of Directors is bound. Approximately 925,000 shares of Buyer are issued and held by Buyer in its treasury as of the date hereof.

3.5.	SEC Reports; Financial Statements. Buyer has filed all required forms, reports and documents with the SEC since it became subject to the reporting requirements of the Securities Exchange Act of 1934 (“Buyer SEC Reports”), and each of such Buyer SEC Reports complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as applicable, in each case as in effect on the dates such forms reports and documents were filed. None of the Buyer SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Buyer SEC Report filed subsequently and prior to the date hereof. Each of the consolidated financial statements (including, in each case, any related notes and schedules thereto) contained in the Buyer SEC Reports (the “Buyer Financial Statements”) have been prepared in all material respects in accordance with United States generally accepted accounting principles consistently applied and maintained throughout the periods indicated, except where noted therein, and fairly present in all material respects the consolidated financial condition of Buyer at their respective dates and the results of their operations and changes in financial position for the periods covered thereby, in each case in conformity with United States generally accepted accounting principles (subject to, in each case, normal year- end adjustments and except that unaudited financial statements do not contain all footnotes required for audited financial statements).

3.6.

Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents, and approvals as may be required under and other applicable requirements of the Securities Act of 1933, the Exchange Act, state securities or “blue sky” laws, no filing with or notice to, and no permit authorization consent or approval of any governmental entity is necessary for the execution and delivery by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, have a Material Adverse Effect on Buyer. Neither the execution, delivery and performance of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or bylaws of Buyer; (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Buyer is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Buyer or any of their respective properties or assets except, in the case of the foregoing clause (ii) or (iii), for violations, breaches or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Buyer.

3.7.	Brokers, Finders and Agents. Buyer is not directly or indirectly obligated to anyone acting as a broker, finder or in any other similar capacity in connection with the Buyer Agreements or the transactions contemplated hereby or thereby.

3.8.	Accuracy. The representations and warranties of Buyer set forth in this Agreement are true and correct on the date of this Agreement and will be true and correct as of the Closing (with the same force and effect as if such representations and warranties were made anew at and as of the Closing).

4. COVENANTS OF SELLER AND THE SHAREHOLDERS

4.1.

Procure Consents and Agreements. Seller will use all commercially reasonable efforts to (a) obtain any Consents required under this Agreement prior to Closing and (b) provided that the Shareholders shall not be required to devote time to any tasks which the Shareholders believe, in the their reasonable opinion, will be detrimental to maximizing Gross Profits from the Business Unit, obtain such other Consents to assignment of Contracts that are not Transferred Contracts following the Closing. With respect to any Contracts that are not Transferred Contracts, from and after the Closing the Parties will implement or enter into arrangements which produce, in the reasonable opinion of Buyer the economic effect (as between the Parties) of an assignment to the Buyer. Such arrangements will, in all cases, include delegation to Buyer of the performance obligations of Seller and the transfer to Buyer of all revenues received under such Contracts. Upon the request of

Buyer from and after the Closing, Seller will execute one or more amendment(s) to the Assignment and Assumption Agreement attached as Exhibit B to this Agreement, including as a new schedule thereto a list of any Contracts that were not assigned to Buyer at Closing, but were able to be assigned to Buyer following the Closing.

4.2.	Goodwill. Seller will use all commercially reasonable efforts to protect the ongoing Goodwill of Seller’s Business and to maximize the possibility that key employees and key independent contractors will commence an association with Buyer after the Closing Date.

4.3.	Access to Information. Seller will allow Buyer and its attorneys, accountants and other representatives have full access during regular business hours to the Assets and all properties (including the Real Property), books, accounts, records, contracts and documents of or relating to Seller, the Assets and the Business. Seller agrees to furnish to Buyer and its representatives all relevant data and information concerning the Assets, and Seller may be reasonably requested by Buyer to conduct a complete and thorough due diligence review of the Assets and Seller. Buyer will be able to prepare such extracts from or make copies of such data and information as Buyer may reasonably request.

4.4.	Insurance. Seller will maintain in full force and effect through the Closing Date Seller’s existing policies of insurance. The Assets will remain at the risk of Seller until the Closing. In the event of any material loss, Buyer may have the proceeds of insurance and complete the purchase of the Shares, or may cancel this Agreement.

4.5.	Further Assurances. From and after the Closing, Seller and the Shareholders, will execute all documents and do all such further deeds, acts, things and assurances that may be reasonably requested by Buyer for more perfectly and absolutely assigning, transferring, assuring to and vesting in Buyer title to the Assets in accordance herewith, and for carrying out the intention of or facilitating the performance of the terms of this Agreement.

4.6.	Conduct of Business Pending Closing. Prior to and through the Closing, except for the distribution at or prior to the Closing of available cash to the Shareholders, Seller will:

4.6.1.	conduct the Business only in the Ordinary Course;

4.6.2.	make no increase in the compensation payable to or agreements with any employee or agent of Seller;

4.6.3.	not transfer, license or otherwise dispose of or agree to transfer, license or otherwise dispose of any of the Assets, except in the Ordinary Course;

4.6.4.	not enter into any compromise or settlement of any litigation, action, suit, claim, proceeding or investigation;

4.6.5.	not make any commitment to hire any individual as an employee, except to replace a current employee on substantially the same terms as the employee being replaced was employed;

4.6.6.	not enter into any potential transaction or other arrangement with any officer, director, shareholder or Affiliate of Seller;

4.6.7.	promptly advise Buyer in writing of any matters arising or discovered after the date of this Agreement which, if existing or known at the date hereof, would be required to be set forth or described in this Agreement or the Schedules hereto;

4.6.8.	not make any material changes in its accounting methods or practices.

4.7.	Net Assets. As of the date if the Closing, net assets associated with the Business shall be at least $0.00. Seller will distribute to the Shareholders all cash of Seller prior to the Closing Date, provided that such distribution shall not result in a net assets at Closing of less than $0.00 at the Closing. As used in this Agreement, “net assets” means (a) current assets, excluding all accounts receivable aged over 90 days less (b) current liabilities (as determined in accordance with Seller’s normal practice), excluding the current portion of Seller’s long-term debt and any liabilities paid out of the Purchase Price at the Closing, [in each case as calculated in accordance with GAAP.] Seller will pay to Buyer in cash on or prior to the date which is 60 days after the Closing Date, an amount equal to the amount of working capital less than $0.00 as of the Closing Date.

4.7.1.	If less than all of the Receivables (net of any allowance for doubtful accounts included in the foregoing calculation of working capital) have been collected by Seller in full by the four month anniversary of the Closing Date (the “AR Collection Date”), Buyer may deliver a notice to Seller, which notice will include the dollar amount of the Receivables not collected as of the AR Collection Date. Within 30 days after Seller receives such notice, Seller will pay to Buyer the amount specified in the notice. If, after any payment is made under the previous sentence, Buyer receives payment of any of the Receivables covered by such payment, Buyer will reimburse Seller for the amount received within 30 days of the date of receipt of such payment. Legal fees incurred by the Seller in connection with this Agreement are the responsibility of the Seller and are not included in current liabilities.

4.7.2.	If less than all of the wireless PIN Inventory transferred as of the Closing (net of any obsolescence and aged allowance or write down in the foregoing calculation of working capital and Schedule 1.1.2) has been sold or otherwise productively used in full in the normal course of business operations by the six month anniversary of the Closing (the “Inventory Sale Date”), the Buyer may deliver a notice to Seller, which notice will include the dollar amount of such Wireless PIN Inventory not sold or used as of the Inventory Sale Date. Within 30 days after Seller receives such notice, Seller will pay to Buyer the amount specified in the notice. If, after any payment is made under the previous sentence, Buyer is able to sell any such Wireless PIN Inventory covered by such payment, Buyer will reimburse Seller for the amount received within 30 days of the date of receipt of proceeds from such sale.

4.8.	Bank Accounts. Except after prior notification to, and with the prior written consent of, Buyer, Seller will not make, between the date of this Agreement and the Closing, any change in its banking or safe deposit arrangements or grant any powers of attorney.

4.9.	Filing. Any transfer, stamp or sales Taxes or other similar state, federal or local Taxes attributable to the transfer of the Assets as contemplated by this Agreement, together with all recording fees related to such transfer, will be borne and paid for by Seller.

4.10.	Satisfaction of Conditions. Seller will use all commercially reasonable efforts to satisfy promptly all conditions precedent to the obligations of Buyer to consummate the transactions contemplated by this Agreement.

4.11.	Tax Matters.

4.11.1.

Seller covenants to correctly and properly prepare, and duly and timely file, with the appropriate federal, state and local Governmental Authorities, all Tax Returns for all periods ending on or before the Closing including final payroll and unemployment Tax Returns and short period or interim federal and state Tax Returns on behalf of Seller for the period ending on the Closing Date, and to duly and timely pay all Taxes due for such periods. For purposes of this Section 4.11, any such Tax Returns will be deemed timely filed if Seller has obtained an extension from the appropriate Governmental Authority as to the time in which it may file such Tax Return, and Seller duly files such Tax Return with the appropriate Governmental Authority on or before the extended due date for such Tax Return or such extension remains in effect as of the Closing Date. Seller will submit all such Tax Returns and to provide copies thereof to Buyer at least five business” days prior to the date they must be filed, and in the case of the short period or interim Federal tax Return, in no event later than May 31, of the year following the Closing. All Taxes against or in respect of the Assets or the Business for the taxable period which includes the Closing Date shall be prorated between Buyer and

Seller as of the Closing Date. If the amount of such Taxes cannot be ascertained as of the Closing Date, proration shall be made on the basis of the preceding year and to the extent that such proration may be inaccurate, Seller and Buyer agree to make such payment to the other after the tax statements have been received which are necessary to allocate such Taxes properly between Seller and Buyer as of the Closing Date.

4.11.2.	Seller covenants to correctly and properly to prepare, and distribute to all of its employees and to duly and timely file with the appropriate federal, state and local Governmental Authorities all “W-2,” “1099,” or “SIT” type reports of employee earnings for all periods ending on or before the Closing.

4.11.3.	If, in connection with any examination, investigation, audit or other proceeding concerning any Tax Return covering the operation of the Business on or before the Closing Date, any Governmental Authority issues to Buyer a notice of deficiency, a proposed adjustment, an assertion of claim or a demand (collectively, an “Audit”) concerning a tax period covered by such Tax Return, Buyer will notify Seller that it has received the same within 20 days of its receipt.

4.11.4.	Seller will have the right to control of any Audit that relates solely to Kansas state income taxes or United States federal income taxes for tax periods ending on or before the Closing Date. Seller will not resolve, settle, compromise or abandon any issue or claim relating to the Audit without the prior written consent of Buyer, which consent will not be unreasonably withheld.

4.11.5.	In the event Seller receives a refund as a result of an Audit for a tax period ending on or before the Closing Date, Buyer will, promptly after receiving such refund, pay to Seller an amount equal to that portion of such refund relating to such pre-Closing tax period.

4.12.	Change of Name. Within 30 days of the Closing, Seller will change its corporate name and will not, at any time after the Closing, use the name “Austin International Marketing and Investments, Inc.” or any name that is similar to that name.

4.13.	Shareholders’ Obligations. The Shareholders, jointly and severally, hereby accept as primary obligations, and guarantee the full and timely performance by the Seller of, any and all obligations of the Seller under this Agreement. In the event that the Seller is liquidated or becomes unable for any reason to perform its obligations hereunder, Buyer shall be entitled to enforce performance of any of Seller’s obligations hereunder directly against either of the Shareholders.

5. CERTAIN COVENANTS

5.1.	Cooperation with Shareholders After Closing. For the period from the Closing up to and including the second anniversary of the Closing, Seller shall (i) permit the Shareholders, as employees of Seller, to devote their full time and efforts to the development of the Business and (ii) refrain from taking any action the principal intention of which is to diminish the amount of the Purchase Price payable to the Seller under this Agreement. Notwithstanding the above, and provided that the Shareholders shall not be required to devote time to any tasks which the Shareholders believe, in their reasonable opinion, will be detrimental to maximizing Gross Profits from the Business Unit, the Seller may require the Shareholders to devote time to the following:

5.1.1	obtaining the assignment to Buyer of any Contracts which were not assigned at Closing, or if any Contracts cannot be assigned, to obtaining new agreements signed directly with Buyer.

5.1.2	the integration of the Business into the Buyer’s PaySpot operations, (as defined in Schedule 1.4). Tasks involved in such integration shall include (i) systems development and integration, (ii) branding and re-branding of existing retail outlets to PaySpot logos and materials, (iii) implementation of PaySpot policies and procedures at retail outlets, and (iv) establishment and improvement of terms or relationships with service providers to PaySpot.

5.1.3	reporting, administrative or general management responsibilities related to the Business Unit that are comparable to those required of other management level employees of Buyers. Such responsibilities will include creation and presentation of regular budgets and forecasts, monthly reporting and compliance with administrative formalities or corporate policies that are applicable to management employees of Buyer generally.

Seller acknowledges that following the Closing (i) Buyer will cease to purchase PINs from Verizon for sale in any markets that are not included in the permitted distribution territory under the Seller’s agreement with Verizon. The parties will use commercially reasonable efforts to ensure that Verizon PINs will continue to be available for distribution by the Business Unit after Closing. Neither this action, nor any other action that is taken by Buyer to bring the Business Unit in compliance with the terms of the Contracts or any Permits required for the operation of the Business Unit after the Closing, will be considered an action of Buyer that violates clause (ii) above.

5.3

Adjustment in Stock. If, between the date of the execution of this Agreement and prior to the Closing, the Common Stock of Buyer shall be recapitalized or reclassified, the Buyer shall effect any stock dividend, stock split, or reverse stock split of the Common Stock of Buyer, or the Buyer shall merge, consolidate, reorganize, or enter into another business combination with any other corporation or shall sell or exchange all or substantially all of its assets, in each case in a transaction in which the Common Stock of the Buyer is exchanged for securities of the other corporation, then the shares of Common Stock to be delivered under Section 1.4 shall be appropriately and equitably adjusted to the kind and amount of shares of stock and other securities and property to which the holders of those shares of the Buyer’s Common Stock would have been entitled had the stock been issued and outstanding as of the record date for determining stockholders entitled to participate in that corporate event. The provisions of this Section 5.3 shall apply to successive mergers, consolidations, reorganizations, and combinations.

6. SURVIVAL OF REPRESENTATIONS.

Notwithstanding any investigations or inquiries made by Buyer or the waiver of any conditions by Buyer, the representations, warranties, covenants and agreements of Seller will survive the Closing and, notwithstanding the closing of the purchase and sale provided for in this Agreement, will continue in full force and effect without any time limitation except that those representations and warranties of Seller made in (a) Section 2.11 will survive the Closing and will continue in full force and effect only until 90 days after the expiration of the applicable statute of limitations applicable to any claim against Seller or any other Buyer Indemnified Party in connection with the matters covered by such representations and warranties and (b) Sections 2.1, 2.3 (ii) through (iv), 2.4, 2.5, 2.6, 2.7, 2.8, 2.9 and 2.10, and 2.12 through 2.22, inclusive and, to the extent applicable to the foregoing, Section 2.23 and 2.24 will survive the Closing and continue in full force and effect only until the second anniversary of the Closing Date. Notwithstanding any term or condition to the contrary set forth herein, Buyer’s sole and exclusive remedy for any breach or violation of any term or condition of this Agreement or any Exhibit or Schedule hereto, including, without limitation, the representations and warranties of the Seller and Shareholders, shall be a claim for indemnification under Section 7 below.

7. INDEMNITY

7.1.	Indemnification by Buyer. From and after the Closing, Buyer will indemnify, defend and hold Seller and the Shareholders harmless from and against any and all Losses suffered or incurred by Seller or the Shareholders resulting or arising from any breach of, or misrepresentation in, the representations, warranties and covenants of Buyer contained in this Agreement or in the documents delivered pursuant to this Agreement.

7.2.

Indemnification by Seller. Subject to Section 7.3, from and after the Closing, Seller and the Shareholders will, jointly and severally, indemnify, defend and hold Buyer and its Affiliates and Buyer’s and its Affiliates’ respective officers, directors, employees, parties, agents, and attorneys (collectively, the “Buyer Indemnified Parties”) harmless from and against any and all Losses suffered or incurred by Buyer Indemnified Parties, directly or indirectly, caused by, resulting from or arising out of (i) the failure of Seller to perform any covenant, obligation or agreement of Seller contained in this Agreement or in Seller’s Agreements, or (ii) any breach by Seller of any representation or warranty of Seller contained in this Agreement or in the documents delivered pursuant to the provisions of this Agreement, or (iii) any suit, action, proceeding, claim or investigation (a “Claim”) pending or threatened against or affecting the Business or any of the Assets arising from any matter or state of facts existing prior to Closing, including any Claim of any Governmental Authority or any party to any contract with Seller or who has otherwise, directly or indirectly through its agents or distributors, conducted business with Seller; (v) any Claim made or filed by any person claiming that any Intellectual Property violates any patent or other rights of such person, (vi) any Claim arising from or in connection with any Excluded Assets or any liability that has not been expressly assumed by the Buyer under this Agreement; (v) any Claim of a trustee or receiver or other interested party in connection with or as a result of or otherwise following the insolvency, reorganization or bankruptcy of Seller, whether made or filed as part of formal bankruptcy or reorganization proceedings or otherwise, which claim, demand, action, proceeding or lawsuit in any way challenges, seeks to set aside or deprive Buyer of the benefits of the transaction contemplated by this Agreement.

7.3.	Basket. Notwithstanding the provisions of Section 7.2:

7.3.1.	the Seller and Shareholders will be liable for indemnification hereunder only if the aggregate of all indemnification claims brought by Buyer exceeds the amount of $75,000 (the “Indemnification Basket”). If the amount of indemnification claims brought by Buyer exceeds the Indemnification Basket at any time, Seller and/or the Shareholders will be liable for the full amount of such claims, starting from the first dollar.

7.3.2.	the total amount of liability of the Seller and/or the Shareholders hereunder shall not exceed the Purchase Price.

7.4.	Notice of Claim; Right to Participate and Defend Third Party Claims.

7.4.1.

If any party entitled to indemnification hereunder receives notice of the assertion of any claim, the commencement of any suit, action or proceeding, or the imposition of any penalty or assessment by a third party in respect of which indemnity may be sought hereunder (a “Third Party Claim”), and the indemnified party intends to seek indemnity hereunder, then the indemnified party will promptly provide the indemnifying party with prompt written notice of the Third Party Claim, but in any event not later than 30 calendar days after receipt of such notice of Third Party Claim. The failure by an indemnified party to notify an indemnifying party of a Third Party Claim will not relieve the indemnifying party of any indemnification responsibility under this Section 7, except to the extent, if any, that such failure materially prejudices the ability of the indemnifying party to defend such Third Party Claim.

7.4.2.	The indemnifying party will have the right to control the defense, compromise or settlement of the Third Party Claim with its own counsel (reasonably satisfactory to the indemnified party) if the indemnifying party delivers written notice to the indemnified party within 14 days following the indemnifying party’s receipt of notice of the Third Party Claim from the indemnified party acknowledging its obligations to indemnify the indemnified party with respect to such Third Party Claim in accordance with this Section 7; provided, however, that the indemnifying party will not enter into any settlement of any Third Party Claim which would impose or create any obligation or any financial or other liability on the part of the indemnified party if such liability or obligation (i) requires more than the payment of a liquidated sum or (ii) is not covered by the indemnification provided to the indemnified party hereunder. In its defense, compromise or settlement of any Third Party Claim, the indemnifying party will timely provide the indemnified party with such information with respect to such defense, compromise or settlement as the indemnified party may request, and will not assume any position or take any action that would impose an obligation of any kind on, or restrict the actions of, the indemnified party. The indemnified party will be entitled (at the indemnified party’s expense) to participate in the defense by the indemnifying party of any Third Party Claim with its own counsel.

7.4.3.	In the event that the indemnifying party does not undertake the defense, compromise or settlement of a Third Party Claim in accordance with Section 7.4.3 hereof, the indemnified party will have the right to control the defense, or settlement of such Third party Claim with counsel of its choosing; provided, however, that the indemnified party will not settle or compromise any Third Party Claim without the indemnifying party’s prior written consent, unless (i) the terms of such settlement or compromise release the indemnified party and the indemnifying party from any and all liability with respect to the Third Party Claim or (ii) the indemnifying party will not have acknowledged its obligations to indemnify the indemnified party with respect to such Third Party Claim in accordance with this Section 7. The indemnifying party will be entitled (at the indemnifying party’s expense) to participate in the defense of any Third Party Claim with its own counsel. The indemnifying party shall, in any event, have a right of subrogation from the indemnified party

7.4.4.

Any indemnifiable claim hereunder that is not a Third Party Claim will be asserted by the indemnified party by promptly delivering notice thereof to the indemnifying party. If the indemnifying party does not respond to such notice within 60 days after its receipt, it will have no further right to contest the validity of such claim.

7.4.5.	If Seller has fully indemnified Buyer for any Third Party Claim, Seller may require Buyer to subrogate Seller to any and all rights of Buyer against the third party concerned.

7.5.	Right of Setoff. In the event any Buyer Indemnified Party suffers a Loss for which Seller is obligated to indemnify such Buyer Indemnified Party pursuant to this Section 7, Buyer may set-off an amount equal to the aggregate amount of any such Loss against any amount otherwise payable to Seller pursuant to Section 1.4 of this Agreement. The right of Buyer to set-off against any payments shall not be deemed or construed to limit Seller’s liability under this Section 7.

8. CONDITIONS PRECEDENT TO CLOSING

8.1.	Conditions to Buyer Closing. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction on or before the Closing of the following conditions, any one or more of which may be waived by Buyer at its option:

8.1.1.	the representations and warranties of Seller in this Agreement will be true and correct in all material respects, both on the date of this Agreement and at and as of the Closing;

8.1.2.	Seller will have performed or complied with, in all material respects, all covenants and agreements contemplated by this Agreement to be performed or complied with by it at or prior to the Closing, including those set forth in Section 4 hereof;

8.1.3.	Seller will have delivered, or caused to be delivered, to Buyer each of the documents required by Section 9.1 hereof;

8.1.4.	between the date of this Agreement and the Closing, there will not have been any material adverse change in the financial or other condition of the Business or the Assets;

8.1.5.	no actions, suits, proceedings, assessments or judgments will be pending or threatened seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or any damages in connection therewith, or any material divestiture or to revoke or suspend any Material Contract or Permit by reason of any or all of the transactions contemplated by this Agreement, nor will there be any reasonable basis to conclude that the consummation of the transactions contemplated by this Agreement would constitute a violation of any Law;

8.1.6.	except as otherwise permitted in this Agreement, all Consents required for the transfer of the Assets will have been made, given or obtained and will be in full force and effect; provided that with respect to the Telecom Carriers, only the consent of three of the largest six Telecom Carriers will be require as a condition to Closing;

8.1.7.	Any security interests in any of the Assets granted to First National Bank of Kansas and Verizon shall have been removed.

8.1.8.	Buyer will be completely satisfied with the results of its business, legal, accounting and environmental due diligence review described in Sections 4.3 hereof;

8.1.9.	the employees listed on Schedule 8.1.9 shall continue to be employed by Seller;

8.1.10.	Buyer will have entered into an agreement with Transcom Communications, Inc. in form and substance reasonably satisfactory to Buyer.

8.1.11.	Seller will have taken all steps necessary or reasonably considered appropriate by Buyer to ensure Buyer will not be liable for any claims or liabilities associated with the Excluded Assets.

8.2.	Conditions to Seller Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction on or before the Closing of the following conditions, anyone or more of which may be waived by Seller at its option:

8.2.1.	The representations and warranties of Buyer contained in this Agreement will be true and correct in all material respects, both on the date of this Agreement and at and as of the Closing, except for representations or warranties made as of a specified date, which as of the Closing will remain true and correct in all material respects as of such specified date;

8.2.2.	Buyer will have performed or complied in all material respects with all covenants and agreements contemplated by this Agreement to be performed or complied with by Buyer at or prior to the Closing;

8.2.3.	Buyer will have delivered, or caused to be delivered, to Seller each of the documents required by Section 9.2;

8.2.4.	Between the date of this Agreement and the Closing, there will not have been any material adverse change in the financial or other condition of Buyer; and

8.2.5.	No actions, suits, proceedings, assessments or judgments will be pending or threatened seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or any damages in connection therewith, or any material divestiture or to revoke or suspend any Material Contract or Permit by reason of any or all of the transactions contemplated by this Agreement, nor will there be any reasonable basis to conclude that the consummation of the transactions contemplated by this Agreement would constitute a violation of any Law.

9. CLOSING DOCUMENTS

9.1.	Closing Deliveries of Seller. At the Closing, Seller will deliver to Buyer the following documents in form and substance reasonably satisfactory to Buyer, duly executed as required:

9.1.1.	the Assignment and Bill of Sale attached as Exhibit A and the Assignment Agreement attached as Exhibit B, conveying all right title and interest in and to the Assets to the Buyer;

9.1.2.	a certificate of Seller, dated the Closing Date, to the effect that the conditions set forth in Sections 8.1.2, 8.1.5, 8.1.6, and 8.1.7 hereof have been satisfied;

9.1.3.	a current certificate issued by the Secretary of State of the State of Kansas, certifying as to the existence and good standing of Seller;

9.1.4.	a certificate of Seller to the effect that it is not a foreign person within the meaning of Section 1445 of the Code;

9.1.5.	all files, books and records maintained by or in the possession of Seller which relate to the Business or the Assets;

9.1.6.	An opinion of Seller’s counsel, dated as of the Closing Date and addressed to Buyer, in form and substance mutually acceptable to Buyer’s and Seller’s counsel;

9.1.7.	employment agreements in the form of Exhibit C to this Agreement with each of the Shareholders (the “Employment Agreements”);

9.1.8.	all bills of sale, deeds, transfers, assignments, acts, things and assurances as may be required in the reasonable opinion of Buyer for more perfectly and absolutely assigning, transferring, conveying, assuring to and vesting in Buyer title to the Assets free and clear of all Liens.

9.1.9.	The schedule of representations and warranties attached in the form of Exhibit D, subject to (i) the delivery by Buyer to Seller of a Private Placement Memorandum and Seller’s full examination of and satisfaction with the contents thereof, and (ii) to the Seller’s satisfaction with the truth and accuracy of such representations and warranties.

9.2.	Closing Deliveries of Buyer. At the Closing, Buyer will deliver to Seller the following documents in form and substance reasonably satisfactory to Seller, duly executed as required:

9.2.1.	a certificate of Buyer, signed by an executive officer thereof, to the effect that the conditions set forth in Sections 8.2.1, 8.2.4 and 8.2.5 hereof have been satisfied;

9.2.2.	in the manner specified in Section 1.1 hereof, an amount equal to the Purchase Price, as adjusted pursuant to this Agreement; and

9.2.3.	an opinion of Buyer’s counsel, dated as of the Closing Date and addressed to Seller, in form and substance mutually acceptable to Buyer’s and Seller’s counsel.

9.3.	Closing Documents of Buyer and Seller. At the Closing, Buyer and Seller will mutually agree as to the allocation of the Purchase Price of the Assets and execute an I.R.S. form 8594 – Asset Acquisition Statement.

10. CLOSING

As used in this Agreement, the “Closing” means the time at which Seller consummates the sale of the Assets to Buyer as provided for in, and in the manner contemplated by, this Agreement, against payment by Buyer to Seller in the manner set forth in Section 1.4 hereof. Subject to the fulfillment of all conditions precedent, the Closing will take place at 10:00 a.m., at the offices of Buyer, 4601 College Boulevard, Suite 300, Leawood, Kansas, on September     , 2003 or at such other time and date as will be agreed upon in writing between the parties or their respective attorneys (the “Closing Date”); provided, however, that Buyer may extend the Closing Date by not more than 30 days if Buyer reasonably determines that it requires such time to complete its due diligence reviews contemplated by this Agreement.

11. MISCELLANEOUS

11.1.

Acknowledgement and Waiver by Shareholders. The Shareholders acknowledge that they have an adequate opportunity to consult, and they have in fact consulted, their own personal legal and tax advisors regarding the structuring of the transactions contemplated by this Agreement. The Shareholders agree that they will not raise any claim against Buyer, or any defense to liability to Buyer, based upon reliance upon any tax, legal or structuring information or advice that Buyer may have given Shareholders or Seller in connection with this Agreement.

11.2.	Notices. All notices and other communications required or permitted hereunder will be in writing and, unless otherwise provided in this Agreement, will be deemed to have been duly given when delivered in person or when dispatched by electronic facsimile transfer (confirmed in writing by mail simultaneously dispatched) or one business day after having been dispatched by a nationally recognized overnight courier service to the appropriate party at the address specified below (or to such other address or addresses any such party may from time to time designate as to itself by like notice):

Seller or the Shareholders:

AIM International Investments, Inc.

7009 West 81st St., Suite 204

Overland Park, KS 66204

Fax:

Phone:

With a copy to:

Steve Willman and Jack Epps

Polsinelli Shalton & Welte

6201 College Boulevard, Suite 500

Overland Park, KS 66211

Fax: (913) 451-6205

Phone: (913) 451-8788

Buyer:

Euronet Worldwide, Inc.

4601 College Boulevard, Suite 300,

Leawood, Kansas 66211

Fax: (913) 327-1921

Phone: (913) 327-4200

Attn: Ron Ferguson

With a copy to:

EFT Services France SAS

120 Avenue Charles de Gaulle

92200 Neuilly sur Seine

France

Fax: +33-1-4722-3282

Phone: +33-1-4192-9560

Attn: Jeffrey B. Newman, General Counsel

11.3.	Applicable Law. This Agreement will be deemed to be a contract made under the Laws of the State of Kansas and for all purposes will be governed by and interpreted in accordance with the Laws prevailing in the State of Kansas, without regard to principals of conflicts of laws.

11.4.	Counterparts. This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and all of which will together constitute one and the same agreement.

11.5.	Entire Agreement. The terms and provisions of this Agreement and its schedules constitute the entire agreement of the parties and there are no collateral agreements or representations or warranties other than as expressly set forth or referred to in this Agreement. This Agreement (including the schedules) supersedes any other agreement, whether written or oral, that may have been made or entered into by any party hereto or any of their respective Affiliates (or any director, officer or representative hereof) relating to the matters contemplated hereby, including the Memorandum of Intent.

11.6.	Inurement. This Agreement will inure to the benefit of and be binding upon the parties, their heirs, administrators, successors and assigns.

11.7.	Time of Essence. Time is of the essence of this Agreement.

11.8.	Rights of the Parties. Nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any Person other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

11.9.	Severability. If a court of competent jurisdiction should find any term or provision of this Agreement to be unenforceable and invalid by reason of being overly broad, the parties agree that the court will limit the scope or duration of such provision to the maximum enforceable scope or duration allowed by Law. Any term or provision deemed by a court of competent jurisdiction to be unenforceable and invalid for any other reason will be severed from this Agreement, and the remainder of this Agreement will continue in full force and effect.

11.10.	Legal Fees and Costs. In the event of any disputes or controversies arising from this Agreement or its interpretation, the party or parties prevailing in any arbitration proceeding or a court of competent jurisdiction will be entitled to receive reasonable legal fees and related costs incurred in connection with such dispute or controversy.

11.11.	Remedies Not Exclusive. No remedy conferred by any of the specific provision of this Agreement is intended to be exclusive of any other remedy and each remedy will be cumulative and will be in addition to every other remedy given hereunder or hereafter existing at Law or in equity or by statute or otherwise. The election of any one or more remedies will not constitute a waiver of the right to pursue other available remedies.

11.12.	Publicity. Except as may be required in connection with governmental filings and except as required by Law or a stock exchange, no party to this Agreement may issue or cause publication of any press release or other public announcement, including announcements to employees, concerning the transactions contemplated by this Agreement without the prior written consent of the other party hereto.

11.13.	Seller’s Release. SHAREHOLDERS AND SELLER, ON BEHALF OF THEMSELVES AND THEIR HEIRS, SUCCESSORS AND ASSIGNS, RELEASE AND FOREVER DISCHARGE, EFFECTIVE AS OF THE CLOSING, THE BUYER AND ALL OF ITS AFFILIATES, AND ITS RESPECTIVE SUCCESSORS AND ASSIGNS, OF AND FROM ALL CLAIMS AND CAUSES OF ACTION KNOWN OR UNKNOWN, ACCRUED OR UNACCRUED, THAT ANY OF THEM HAS OR MAY HAVE AGAINST ANY THE ASSETS AND THE BUSINESS, INCLUDING ALL CLAIMS FOR PAST WAGES AND ALL CLAIMS FOR COMPENSATORY, EXEMPLARY OR PUNITIVE DAMAGES FOR ANY CAUSE ARISING AT, OR PRIOR TO, THE CLOSING; PROVIDED, HOWEVER, THAT THIS RELEASE SHALL NOT AFFECT ANY RIGHTS OR REMEDIES THAT THE SELLER OR SHAREHOLDERS MAY HAVE AS A RESULT OF ANY BREACH OF THIS AGREEMENT BY BUYER.

11.14.	Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:

11.14.1.	by mutual agreement of Buyer and Seller; or

11.14.2.	by Buyer on or after October 15, 2003, by written notice to Seller if any of the conditions to the obligations of the Buyer contained herein will not have been satisfied or, if unsatisfied, will not have been waived in writing by Buyer on or prior to October 15, 2003.

11.14.3.	by Seller on or after October 15, 2003, by written notice to Buyer if any of the conditions to the obligations of the Seller contained herein will not have been satisfied or, if unsatisfied, will not have been waived in writing by Seller on or prior to October 15, 2003.

Provided, however, this Agreement shall automatically terminate in the event it has not closed by October 30, 2003.

11.15.	Effect of Termination. If this Agreement is terminated pursuant to Section 11.14 hereof, all rights and obligations of the parties hereunder will terminate and no party will have liability to the other parties, provided that the provisions of Sections 11.2, 11.3, 11.10 and 11.11, will survive termination of this Agreement, and except that nothing herein will relieve any party from liability for any breach of any agreement or covenant contained herein prior to such termination.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first written above.

BUYER:

EURONET WORLDWIDE, INC.

By:	/s/ Michael J. Brown

Name:	MICHAEL J. BROWN
Title:	CEO

SELLER:

AIM INTERNATIONAL MARKETING AND INVESTMENTS, INC.

By:	/s/ Joseph P. Bodine

Name:	Joseph P. Bodine
Title:	CEO